                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

             [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002

                                       OR

             [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
             For the transition period from __________ to __________


                         Commission file number 0-18298

                        UNITRIN, INC. 401(K) SAVINGS PLAN
--------------------------------------------------------------------------------
                             A. (Full Title of Plan)

                                  Unitrin, Inc.
                              One East Wacker Drive
                                Chicago, IL 60601
--------------------------------------------------------------------------------
       B. (Name and Address of Issuer of Securities Held Pursuant to Plan)

Required Information


Pursuant to the section of the General Instructions to Form 11-K entitled "Required Information," this Annual Report on Form 11-K for the fiscal year ended December 31, 2002, consists of the audited financial statements of the Unitrin, Inc. 401(k) Savings Plan for the year ended December 31, 2002, and the related schedule thereto. The Unitrin, Inc. 401(k) Savings Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled "Required Information," the financial statements and schedule furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA, in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

                                                                                                            Pages
     ------------------------------------------------------------------------------------------------------------
     Independent Auditors' Report                                                                              1

     Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001                     2

     Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2002       3

     Notes to the Financial Statements                                                                        4-8

     Schedule of Assets (Held at End of Year) as of December 31, 2002                                          9

                          Independent Auditors' Report

To the Plan Administrative Committee
Unitrin, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Unitrin, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.

/s/  Deloitte & Touche LLP
Chicago, Illinois
June 13, 2003

                        Unitrin, Inc. 401(k) Savings Plan
              Statements of Net Assets Available for Plan Benefits
                        As of December 31, 2002 and 2001
                             (Dollars in Thousands)

                                                           2002           2001
                                                         --------       --------
Assets

Investments (See Note 3)                                 $163,091       $168,354

Employer Contribuions Receivable                              276            249

Participant Contribuions Receivable                         1,058          1,029
                                                         --------       --------

Total Assets                                              164,425        169,632

Other Liabilities                                             194              -
                                                         --------       --------

Net Assets Available for Plan

Benefits                                                 $164,231       $169,632
                                                         ========       ========

The Notes to the Financial Statements are an integral part of these financial statements.

                        Unitrin, Inc. 401(k) Savings Plan
         Statement of Changes in Net Assets Available for Plan Benefits
                      For the Year Ended December 31, 2002
                             (Dollars in Thousands)

Additions to Net Assets Attributed to:
          Employer Contributions                                      $   4,166
          Participant Contributions                                      16,355
          Transfers in from Other Benefit Plan (See Note 6)               8,168
          Interest from Participant Loans                                   635
          Dividends from Common Stock                                       650
                                                                      ---------

 Total Additions to Net Assets                                           29,974
                                                                      ---------

 Deductions From Net Assets Attributed to:
         Net Depreciation in Fair Value of Investments                   21,550
         Benefits Provided to Participants                               13,507
         Investment Expenses                                                318
                                                                      ---------

 Total Deductions from Net Assets                                        35,375
                                                                      ---------

 Change in Net Assets Available
         for Plan Benefits                                               (5,401)
 Net Assets Available for Plan
         Benefits, Beginning of the Year                                169,632
                                                                      ---------
 Net Assets Available for
         Plan Benefits, End of the Year                               $ 164,231
                                                                      =========

 The Notes to the Financial Statements are an integral part of these financial statements.

                        UNITRIN, INC. 401(k) SAVINGS PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

Note 1 - Basis of Presentation

The financial statements of the Unitrin, Inc. 401(k) Savings Plan (the "Plan") included herein have been prepared on an accrual basis under accounting principles generally accepted in the United States of America ("U.S. GAAP").

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Significant Accounting Policies

Investments, except for loans to participants, are stated at fair value. Loans to participants are stated at unpaid principal balances. Shares of mutual funds are valued at the net asset value of the shares held by the Plan. Fair values of common stock trusts are estimated using quoted market prices of the underlying common stock.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Benefits provided to participants are recorded when incurred. Account balances of participants who have elected to withdraw from the Plan, but had not been paid were not material at December 31, 2001.

Note 2 - Plan Description

The Plan is a defined contribution plan, which is available to employees of Unitrin, Inc. ("Unitrin" or the "Company") and certain of its subsidiaries (collectively, the "Companies") and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Employees of the Companies generally become eligible to participate in the Plan on the first day of the month following the employee's first full month of employment.

Employees of the Companies generally become eligible to receive the Unitrin matching contribution following the employee's first full year of employment.

Subject to Internal Revenue Code (the "Code") limitations, participants are allowed to defer and contribute between 1% and 60% of their compensation to the Plan. Depending upon a participant's job classification and employer, Unitrin either provides (i) a monthly matching contribution of 50% of the first 6% of compensation contributed by the participant or (ii) an annual matching contribution of 100% of the first $100 contributed by the participant and 50% of the next $400 contributed by the participant. For participants hired after January 1, 1997, Company contributions were 100% vested after 5 years of employment at December 31, 2001. Effective January 1, 2002, for participants who complete one hour of service on or after January 1, 2002, Company contributions will be 100% vested after 3 years of employment.

The Plan provides for 100% vesting of Company contributions in the event of a Change of Control as defined in the Plan. Subject to certain limitations, participants are permitted to invest in certain investment funds sponsored by the Capital Amvescap group of companies, Janus, PIMCO Funds, The Dreyfus Corporation ("Dreyfus"), Fidelity Investments, the Unitrin Common Stock Trust, the Curtiss-Wright Corporation Common Stock Trust and in the White Mountains Stock Trust. An individual account is maintained by Amvescap Retirement, Inc. (formerly known as Invesco Retirement, Inc.), the Plan's recordkeeper, for each participant and updated to reflect the participant's contributions, actual investment income, and withdrawals. Each participant may suspend, resume, or change the rate of contribution and withdraw all or a portion of the participant's vested account balance at any time, subject to certain restrictions. In addition, participants may borrow from their accounts, subject to certain limitations, at prevailing interest rates as determined by the Plan administrator.

While the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future date, all participants become 100% vested in benefits earned as of the Plan termination date.

Effective January 1, 2001, the Plan document was restated to reflect the accumulation of all amendments made between August 1, 1999 and December 31, 2001. On December 30, 2002, the Plan was amended to reflect the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 applicable to the Plan. Additionally, on December 30, 2002, the Plan was amended to provide for the immediate eligibility of all former employees of Kemper Insurance Companies ("KIC") who were employed by KIC as of December 31, 2002 and subsequently hired by the Company. The amendment further provided for recognition of, for vesting and eligibility purposes, a KIC employee's past service with KIC. A more detailed description of the Plan provisions is found in the formal Plan document and in summary materials distributed to Plan participants.

Note 3 - Investments

All investments are directed by participants and held by the Plan's Trustee, Amvescap National Trust Co. Investments that represent 5 percent or more of the Plan's net assets at December 31, 2002 and 2001 were:

      (Dollars in Thousands)
                                                            December 31,
                                                         -----------------
                  Investment                               2002      2001
      ---------------------------------                  -------   -------

      Invesco Total Return                               $ 9,685   $10,322
      IRT 500 Index                                        9,411    10,980
      IRT Stable Value                                    57,310    50,708
      AIM Premier Equity                                  13,546    20,228
      Dreyfus Appreciation Fund, Inc.                     19,153    22,403
      Unitrin Common Stock Trust                          11,817    14,287
      Invesco Dynamics Fund                                  N/A     9,157
      PIMCO Total Return Institutional                    11,540       N/A

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year, and other fund or investment company distributions) appreciated or depreciated in value as follows:

      (Dollars in Thousands)                                 Appreciation
      Investment                                            (Depreciation)
      ---------------------------------------------         --------------


      Invesco Dynamics Fund                                    $ (3,043)
      Invesco Total Return                                       (1,461)
      IRT 500 Index                                              (2,658)
      IRT Stable Value                                            2,824
      AIM Premier Equity                                         (6,500)
      Berger Small Cap Value                                     (1,393)
      PIMCO Total Return Institutional                              881
      Janus Overseas Fund                                        (1,348)
      Fidelity Advisor Growth Fund                               (1,157)
      Dreyfus Appreciation Fund, Inc.                            (4,023)
      Invesco Cash Reserve                                           15
      Unitrin Common Stock Trust                                 (4,033)
      White Mountains Stock Trust                                   (13)
      Curtiss-Wright Corporation Stock Trust                        359
                                                               --------
      Net Depreciation in Fair Value of Investments            $(21,550)
                                                               ========

Additional information concerning the above listed investments is contained in the prospectuses and financial statements of the funds.

Note 4 - Federal Income Tax Status

The Plan is exempt from income taxes under Section 401(a) of the Code. In October 2002, the Plan obtained a favorable determination letter from the Internal Revenue Service (the "IRS"). Subsequent to the receipt of the determination letter, the Plan was amended (See Note 2). The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be exempt from income taxes. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

Under Federal income tax statutes, regulations and interpretations, income taxes on amounts that a participant accumulates in the Plan are deferred and therefore not included in the participant's taxable income until those amounts are actually distributed. Except for certain contributions made prior to April 1, 1993, contributions are considered pre-tax deposits and are not subject to Federal income taxes at the time of contribution. Prior to April 1, 1993, certain contributions were made on an after-tax basis and are not subject to income tax when they are distributed to the participant because they have already been taxed. A participant's account balance, except for after-tax contributions made prior to April 1, 1993, is taxable income and generally is taxed at ordinary income tax rates when distributed. However, favorable tax treatment through special averaging provisions may apply to participants of a certain age. An additional 10 percent Federal income tax penalty may be imposed on all taxable income distributed to a participant unless the distribution meets certain requirements contained within Section 72 of the Code.

Taxable distributions from the Plan generally are subject to a 20% Federal income tax withholding unless directly rolled over into another eligible employer plan or Individual Retirement Account. Distributions of Unitrin common stock, Curtiss-Wright Corporation common stock and White Mountains common stock generally are not subject to the 20% withholding, and special tax rules may apply to the calculation of "net unrealized appreciation" on such stock.

If the Code and the Plan's requirements concerning loans to participants are satisfied, the amount of the loan will not be treated as a taxable distribution. If, however, the loan requirements are not satisfied and a default occurs, the loan will be treated as a distribution from the Plan for Federal income tax purposes, and the tax consequences discussed above for distributions may apply. Interest paid on the loan is generally not tax deductible.

Note 5 - Related Parties

Participants are permitted to invest in certain investment funds sponsored by the Capital Amvescap group of companies. The Plan's recordkeeper and custodian are affiliates of the Capital Amvescap group of companies.

One of Unitrin's directors, Mr. Fayez Sarofim, is the Chairman of the Board, President and majority shareholder of Fayez Sarofim & Co. ("FS&C"), a registered investment advisory firm. FS&C is a sub-investment adviser of the Dreyfus Appreciation Fund, Inc.

Plan assets at December 31, 2002 and 2001 included 404,416 shares and 361,506 shares of Unitrin common stock, respectively, at an aggregate fair value of approximately $11.8 million and $14.3 million, respectively. For the year ended December 31, 2002, the Plan recorded dividends of approximately $0.7 million from participants' investments in the Unitrin Common Stock Trust.

Note 6 - Plan Merger

At December 31, 2001, Reserve National Insurance Company, a wholly-owned subsidiary of the Company, was the sponsor of the Savings Incentive and Profit Sharing Plan for Employees of Reserve National Insurance Company (the "Reserve Plan"). Effective April 1, 2002, the Plan was amended to permit the Reserve Plan to merge into the Plan, and accordingly, the Reserve Plan merged into the Plan. During 2002, all related assets of the Reserve Plan, with a fair value of approximately $8.2 million, were transferred to the Plan.

                        Unitrin, Inc. 401(k) Savings Plan
                    Schedule of Assets (Held at End of Year)
                             As of December 31, 2002
                             (Dollars in Thousands)

 EIN #:  95-4255452
 PLAN #:  003

                      Identity of Issuer,
Party-in-              Borrower, Lessor                                                          Current
 interest              or Similar Party               Description of Investment                   Value
---------   --------------------------------------    -----------------------------------      ----------
    *       Invesco Dynamics Fund                     Mutual Fund Shares                       $    6,193

    *       Invesco Total Return                      Mutual Fund Shares                            9,685

    *       IRT 500 Index                             Collective Trust                              9,411

    *       IRT Stable Value                          Collective Trust                             57,310

    *       AIM Premier Equity                        Mutual Fund Shares                           13,546

            Berger Small Cap Value                    Mutual Fund Shares                            5,825

            PIMCO Total Return Institutional          Mutual Fund Shares                           11,540

            Janus Overseas Fund                       Mutual Fund Shares                            4,049

            Fidelity Advisor Growth Opportunities     Mutual Fund Shares                            4,154

    *       Dreyfus Appreciation Fund, Inc.           Mutual Fund Shares                           19,153

    *       Unitrin Common Stock Trust                Common Stock                                 11,817

            Curtiss-Wright Corporation Stock Trust    Common Stock                                  1,269

            White Mountain Stock Trust                Common Stock                                    144

    *       Invesco Cash Reserve                      Mutual Fund Shares                                1

    *       Participants                              Participant Loans (5.25% - 10.50%             8,994
                                                          Maturing 2002 to 2015)
                                                                                               ----------

                                                                                               $  163,091
                                                                                               ==========

* This party is known to be a party-in-interest to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, Unitrin, Inc., as plan administrator of the Unitrin, Inc. 401(k) Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                               UNITRIN, INC. 401(k) SAVINGS PLAN

                                               By: Unitrin, Inc.

                                               /s/ Richard Roeske
                                               ---------------------------
                                               Richard Roeske
                                               Vice President
                                               June 25, 2003